Gary R. Henrie
Attorney at Law
486 W. 1360 N.                                                                                                                                                                                                                                                                                                                                                                                                                 Telephone:  801-310-1419
American Fork, UT  84003                                                                                                                                                                                                                                                                                                                                                                                        E-mail:  grhlaw@hotmail.com

November 7, 2014

U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.20549

Re: Growblox Sciences, Inc.
       Registration Statement on Form S-3
       Filed July 25, 2014
       File No. 333-197646

To Whom It May Concern:

Growblox Sciences, Inc. (the “Company”) desires to withdraw the registration statement marked as Form S-3 which was filed on July 25, 2014.  The Form S-3 designation was in error and should have been marked as a Form S-1 filing.  Accordingly, the registration statement on Form S-1 was correctly filed on September 26, 2014, and we now desire that the incorrect filing on July 25, 2014, be withdrawn.

Very truly yours,

/s/ Gary R. Henrie

Gary R. Henrie
Corporate Counsel
Growblox Sciences, Inc.

ACDKNOWLEDGED AND AGREED

/s/ Steven Weldon

Steven Weldon
Chief Financial Officer
Growblox Sciences, Inc.